Exhibit 99.2
CONSENT OF QUALIFIED PERSON
To: United States Securities and Exchange Commission, Washington, DC 20549
Dear Sirs:
I, Craig Acott, P. Eng., author of the Technical Report, titled “Technical Report, Greenhills Operations” dated March 13, 2008, hereby:
(a)	Confirm that I have read the Annual Information Form of Fording Canadian Coal Trust, dated March 14, 2008 and that it fairly and accurately represents the information in the Technical Report.
Dated this 14th day of March, 2008
Original Signed and Sealed By Author

Signature of Qualified Person
Craig Acott, P. Eng.
Name of Qualified Person
2700, 411 — 1st Street S.E. • Calgary, Alberta CANADA T2G 4Y5 • Telephone (403) 237-7763 • Fax (403) 263-4086 • www.norwestcorp.com
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